

Larry Bieza · 2nd

Founder, Lyfmap.com. We will remember you. Save your memories where they happened. 100% free and worldwide!

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info

 lyfmap.com

St Paul Technical College

Experience

 **Founder , Lyfmap.com**
lyfmap.com
Mar 2015 – Present · 5 yrs 10 mos
Greater Minneapolis-St. Paul Area

Lyfmap.com is a social network website that allows you to save and share all the memories of your life at the map locations where they happened!

 Lyfmap.com

 **Side Hustle**
Can Can Wonderland
2016 – Present · 4 yrs
Greater Minneapolis-St. Paul Area

Myself and another operator, John Graff, own and maintain the vintage Arcade games at Can Can Wonderland. I am also involved in the design of other amusements.

 **Automation Engineer.**
United Stated Postal Service
1993 – 2015 · 22 yrs
Eagan, MN

 **Business Owner**
Creamy Cone
1991 – 1993 · 2 yrs
Greater Minneapolis-St. Paul Area

Myself and a partner, Walt Soler, purchased a long closed 1950's drive in. We renovated the building and opened Creamy Cone, a retro soft serve ice cream shop. The business is still operating to this day.

Education

 **St Paul Technical College**
Industrial Electronics Technology/Technician

Skills & endorsements

Management · 4
Madison Pearson and 3 connections have given endorsements for this skill

Social Media · 3
Madison Pearson and 2 connections have given endorsements for this skill

Leadership · 3
Madison Pearson and 2 connections have given endorsements for this skill

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